October 2, 2007

Mr. Thomas C. Chesterman
SVP and Chief Financial Officer
Bionovo, Inc.
5858 Horton Street, Suite 375
Emeryville, CA 94608

Re: Bionovo Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 1-33498

Dear Mr. Chesterman:

	We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-KSB for the fiscal year ended December 31, 2006 in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.	PMB Helin Donovan, LLP has relied on other auditors as it relates to the period from inception through December 31, 2004. Please provide the report covering this period and include it in the filing as required by rule 2-05 of Regulation S-X.

In addition, please have PMB Helin Donovan, LLP provide you with an audit report that opines on the cumulative data for the entire period from inception through December 31, 2006 with reference as necessary to their reliance on the other auditors and include it in the filing. Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.

****

As appropriate, please amend your Form 10-KSB for the fiscal year ended December 31, 2006 and respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your amendment that keys your response to our comment and provides the requested information. Detailed letters greatly facilitate our review. Furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant